FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: July 6, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Wednesday, July 6, 2005, Vancouver, B.C.

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

ACREX COMMENCES DIAMOND DRILLING AT REFERENDUM PROPERTY

NELSON, BRITISH COLUMBIA

Acrex Ventures Ltd. (“Acrex”) is pleased to announce Phase II drilling and trenching on Acrex’s optioned Referendum Copper property is underway.  Diamond drilling is designed to test the depth and length of mineralized outcrops previously sampled on the property during Phase I geological mapping, geochemical sampling, and geophysical surveys.  Feldspar porphyritic outcrops that contain strong malachite staining and fine bornite mineralization, referred to as the “Main Showing”, were sampled by Acrex with results of 4.44% copper and 13.0 grams/tonne silver over a 3 metre width (see Acrex news release dated June 6, 2005).  Mapping and sampling of outcrop exposures and old historic trenches discovered during the Phase I program indicates copper and silver mineralization occurs over an extensive area on the property.  Sample results obtained to date are tabulated below:

SAMPLE #	LOCATION	DESCRIPTION	Cu %	Ag ppb
05RCU-01	Main road, above main showing	Chloritic tuff, malachite	0.14	980
05RCU-02	NW corner	Quartz with vg	0.65	9625
05RCU-03	NW corner	Bornite, malachite, magnetite chloritic volcanic	0.74	7663
05RCU-04	NW corner	Quartz infills in volcanic	0.007	91
05RCU-05	NW corner	Chalcopyrite, fine grained tuff	0.20	912
05RCU-06	Small trench, central	Chloritic volcanic, malachite	0.05	697
05RCU-07	Small trench, central	Chloritic volcanic, malachite	0.017	359
05RCU-08	Small trench, central	Chloritic volcanic, malachite	1.075	15606
05TRC01-0-5	Long trench, central	Chloritic volcanic, malachite	0.080	664
05TRC01-5-8	Long trench	Chloritic volcanic, malachite	0.673	6516
05TRC01-8-11	Long trench	Chloritic volcanic, malachite	1.305	19114
05TRC01-11-15	Long trench	Chloritic volcanic, malachite	0.39	5426
05TRC01-15-18	Long trench	Chloritic volcanic, malachite	0.901	11601
05TRC01-18-20	Long trench	Chloritic volcanic, malachite	0.004	78
05TRC01-20-25	Long trench	Chloritic volcanic, malachite	0.004	64

- malachite and bornite are copper compounds

- 10,000 ppb (parts per billion) = 10 grams per tonne

Sample 05RCU-01 was collected from a roadside outcrop exposure located 250 metres southwest from the Main Showing.  Samples 05RCU-02 through 05RCU–05 were obtained from outcrop and boulders located along an access trail on the northwest side of the property, 400 metres west of the Main Showing.

The “long trench” (see samples labelled 05TRC01 in above table), located 300 metres east of the Main Showing, was discovered during mapping.  Chip samples collected from the long trench returned an average grade of 0.8% copper and 10,261 ppb silver over a sampled width of 13 metres (from 5 to 18 metres).

Samples 05RCU-06, -07 and -08 were taken from small pits excavated 35 to 50 metres distance along the mapped geologic trend from the long trench.  Copper staining (malachite) is noted in all of these trenches and pits.

A ground magnetometer survey was conducted over a 1 kilometre square grid centred on the Main Showing.  Survey results indicate elongate linear elevated magnetic trends that cross the grid.  Several areas of elevated magnetics are coincident with areas of elevated copper and silver geochemistry.

Results of Phase I geochemical and geophysical surveys produced several target areas along a minimum 700 metre trend for follow-up trenching and drilling.  Initial drilling of 305 metres in 3 drill holes will test the extent of the main showing outcrop that returned 4.44% copper.  Other areas of interest will be initially trenched and sampled, with follow up diamond drilling planned for the most promising targets.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company’s Referendum project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

Investor Relations - Tel:  (604) 675-7640

Fax: (604) 687-4212

e-mail:   info@acrexventures.com

website: www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell, President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.